14041463

SECURITIES AND EXCHANGE COMMISSION

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 27 2014
WASH. D.C.
191

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SEC FILE NUMBER
8 – 47393

ti 9/2/14

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/13 (MM/DD/YY) AND ENDING 06/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Lewis Financial Group, L.C.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8658 Business Park Drive, Suite 200
(No. and Street)

Shreveport (City) | Louisiana (State) | 71105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas C. Lewis, III | 318-797-0447 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brad A. Kinder, CPA
(Name – *if individual, state last, first, middle name*)

815 Parker Square (Address) | **Flower Mound** (City) | **Texas** (State) | **75028** (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

op 9/3/14

OATH OR AFFIRMATION

I, Thomas C. Lewis, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lewis Financial Group, L.C., as of June 30, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Thomas C. Lewis III
Signature

Manager
Title

Karen Ledbetter, Notary Public

Karen Ledbetter ID# 92163
Notary Public

My Commission Is for life

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.*
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.*

CONTENTS

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Lewis Financial Group, L.C.

We have audited the accompanying financial statements of Lewis Financial Group, L.C. (a Texas corporation), as of June 30, 2014, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Lewis Financial Group, L.C.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lewis Financial Group, L.C. as of June 30, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Lewis Financial Group, L.C.'s financial statements. The supplemental information is the responsibility of Lewis Financial Group, L.C.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Brad A. Kinder, CPA
BRAD A. KINDER, CPA

Flower Mound, Texas
August 25, 2014

LEWIS FINANCIAL GROUP, L.C.
Statement of Financial Condition
June 30, 2014

Assets

Cash	$	20,199
Commissions receivable		48,576
Clearing deposit		10,000
TOTAL ASSETS	$	78,775

Liabilities and Members' Equity

Liabilities

Commissions payable	$	4,452
Accrued expenses		4,256
Total Liabilities		8,708
Members' Equity		70,067
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	78,775

See notes to financial statements

LEWIS FINANCIAL GROUP, L.C.
Statement of Income
June 30, 2014

Revenue		
Securities commissions	$	394,702
Insurance commissions		14,276
Total Revenue		408,978
Expenses		
Compensation and related costs		94,254
Clearing costs		8,034
Communications		15,580
Donations		89,120
Insurance		2,034
Occupancy		23,045
Promotion		8,057
Professional fees		6,300
Regulatory fees		2,840
Travel and entertainment		14,209
Other expenses		10,194
Total Expenses		273,667
NET INCOME	$	135,311

See notes to financial statements

LEWIS FINANCIAL GROUP, L.C.
Statement of Changes in Members' Equity
June 30, 2014

Members' equity, June 30, 2013	$	164,756
Net income		135,311
Managing member distributions		(230,000)
Members' equity, June 30, 2014	$	70,067

See notes to financial statements

LEWIS FINANCIAL GROUP, L.C.
Statement of Cash Flows
June 30, 2014

Cash Flows From Operating Activities		
Net income	$	135,311
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in assets and liabilities		
Increase in commissions receivable		(2,093)
Increase in commissions payable		908
Increase in accrued expenses		1,686
Net cash provided by operating activities		135,812
Cash Flows From Financing Activities		
Distributions to managing member		(230,000)
Net cash used in financing activities		(230,000)
Net decrease in cash		(94,188)
Cash at beginning of year		114,387
CASH AT END OF YEAR	$	20,199

Supplemental Disclosures of Cash Flow Information:

There was no cash paid during the year for interest or income taxes.

See notes to financial statements

LEWIS FINANCIAL GROUP, L.C.
Notes to Financial Statements
June 30, 2014

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Lewis Financial Group, L.C. (Company) was formed in May 1994 as a limited liability company pursuant to the Louisiana Limited Liability Company Law. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC). The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company is located in Shreveport, Louisiana.

The Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker-dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

The Company's operations consist primarily in securities and insurance sales. The majority of the Company's customers are individuals located in northwest Louisiana.

Significant Accounting Policies:

Use of Estimates

The accompanying financial statements have been prepared in conformity with U.S. generally accepted accounting principles, which require management to make certain stimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Substantially all of the Company's financial asset and liability amounts reported in the statement of financial condition are short term in nature and approximate fair value.

Note 1 - Nature of Business and Summary of Significant Accounting Policies, continued

Securities Transactions

Security transactions and the related commission revenues and expenses are recorded on the trade date basis as securities transactions occur. Securities commissions include commissions, mutual fund distribution fees, and trail fees accrued on variable insurance contracts that remain in force.

Insurance Commissions

Insurance commissions are recorded when the insurance contracts are funded by the customer and accepted by the insurance company.

Income Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with their ownership interest in the Company.

As of June 30, 2014, open Federal tax years include the tax years June 30, 2011 through June 30, 2013.

Note 2 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2014, the Company had net capital of $24,686, which was $19,686, in excess of its required net capital of $5,000. The Company's net capital ratio was 0.35 to 1.

Note 3 - Transactions with Clearing Broker-Dealer

The agreement with the clearing broker-dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $10,000 as a deposit in account with the clearing broker-dealer.

Note 4 - Related Party Transactions/Concentration of Revenue/Economic Dependency

The managing member, a registered securities representative of the Company, generated approximately 92% of the Company's revenue. In lieu of compensation, the managing member received capital distributions of $230,000 during the year. The Company is economically dependent on the managing member.

The Company made donations to a related party charitable trust totaling $87,740 during the year.

Note 5 - Off-Balance Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

The Company has commissions receivable of $32,001 due from one national insurance company, which represents approximately 66% of commissions receivable and 41% of total assets.

Note 6 - Office Lease

The Company currently leases office space for $1,100 per month on a month-to-month basis. Rent expense totaled $13,200 for the year ended June 30, 2014.

Note 7 - Subsequent Events

Distributions of $15,000 and $10,000 were made to the managing member during July 2014 and August 2014, respectfully.

Management has evaluated the Company's events and transactions that occurred subsequent to June 30, 2014, through August 25, 2014, the date which the financial statements were available to be issued.

Schedule I

LEWIS FINANCIAL GROUP, L.C.
Supplemental Information Pursuant to Rule 17a-5
June 30, 2014

Net Capital Computation

Total members' equity qualified for net capital	$	70,067
Deductions and/or charges		
Non-allowable assets:		
Commissions receivable		45,381
Total deductions and/or charges		45,381
Net Capital	$	24,686
Aggregate indebtedness		
Commissions payable	$	4,452
Accrued expenses		4,256
Total aggregate indebtedness	$	8,708
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	19,686
Ratio of aggregate indebtedness to net capital		0.35 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of June 30, 2014 as filed by Lewis Financial Group, L.C. on Form X-17A-5. Accordingly, no reconciliation is necessary.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

See accompanying independent auditor's report.

Schedule I, continued

LEWIS FINANCIAL GROUP, L.C.
Supplementary Information Pursuant to Rule 17a-5
June 30, 2014

Statement Regarding the Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation for Determination of the Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Statement Regarding SIPC Supplemental Report

The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

See accompanying independent auditor's report.

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Lewis Financial Group, L.C.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Lewis Financial Group, L.C. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Lewis Financial Group, L.C. claimed an exemption from 17 C.F.R. §240.15c3-3(2)(ii) (the "exemption provisions") and (2) Lewis Financial Group, L.C. stated that Lewis Financial Group, L.C. met the identified exemption provisions throughout the most recent fiscal year without exception. Lewis Financial Group, L.C.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Lewis Financial Group, L.C.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brad A Kinder, CPA
BRAD A. KINDER, CPA

Flower Mound, Texas
August 25, 2014

L·F·G
LEWIS FINANCIAL GROUP, L.C.
Member FINRA/SIPC

EXEMPTION REPORT

Lewis Financial Group, L.C.'s Assertions

We confirm, to the best of our knowledge and belief, that;

1. Lewis Financial Group, L.C. claimed an exemption from SEC Rule 15c3-3 under the provisions in paragraph of (k)(2)(ii) throughout the fiscal year July 1, 2013 to June 30, 2014.

2. Lewis Financial Group, L.C. met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(ii) throughout the fiscal year July 1, 2013 to June 30, 2014 without exception.

8658 Business Park Dr., Suite 200 • Shreveport, Louisiana 71105-5660 • (318) 797-0447 • Fax (318) 797-0847

L·F·G

LEWIS FINANCIAL GROUP, L.C.

Member FINRA/SIPC

August 26, 2014

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, D.C. 20549

RECEIVED
191

VIA FEDERAL EXPRESS
TRACKING NO. 7709 4997 7029

RE: Annual Audit – BD #36673

Annual Audit Department:

Attached are the following required documents for filing the annual audit for Lewis Financial Group, L.C.:

1.) FOCUS Form X-17A-5, Part III Facing Page – Two Copies
2.) Audited Financial Statements as of June 30, 2013 – Two Copies
3.) Report of Independent Registered Public Accounting Firm – Two Copies

If additional information is required, please advise.

Sincerely,

T. Craig Lewis, III
President and Principal

TCLIII/kll

Enclosures

8658 Business Park Dr., Suite 200 • Shreveport, Louisiana 71105-5660 • (318) 797-0447 • Fax (318) 797-0847

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED AUG 2 7 2014 WASH, D.C. 101

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8 – 47393

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/13 (MM/DD/YY) AND ENDING 06/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Lewis Financial Group, L.C.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8658 Business Park Drive, Suite 200
(No. and Street)

Shreveport	Louisiana	71105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas C. Lewis, III — 318-797-0447 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brad A. Kinder, CPA
(Name – *if individual, state last, first, middle name*)

815 Parker Square	**Flower Mound**	**Texas**	**75028**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Thomas C. Lewis, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lewis Financial Group, L.C., as of June 30, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

Manager

Title

Karen Ledbetter, Notary Public

Karen Ledbetter ID# 92163

Notary Public

My Commission is for life

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.*
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*
**The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.*

CONTENTS

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Lewis Financial Group, L.C.

We have audited the accompanying financial statements of Lewis Financial Group, L.C. (a Texas corporation), as of June 30, 2014, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Lewis Financial Group, L.C.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lewis Financial Group, L.C. as of June 30, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Lewis Financial Group, L.C.'s financial statements. The supplemental information is the responsibility of Lewis Financial Group, L.C.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Brad A. Kinder, CPA
BRAD A. KINDER, CPA

Flower Mound, Texas
August 25, 2014

LEWIS FINANCIAL GROUP, L.C.
Statement of Financial Condition
June 30, 2014

Assets

Cash	$	20,199
Commissions receivable		48,576
Clearing deposit		10,000
TOTAL ASSETS	$	78,775

Liabilities and Members' Equity

Liabilities		
Commissions payable	$	4,452
Accrued expenses		4,256
Total Liabilities		8,708
Members' Equity		70,067
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	78,775

See notes to financial statements

LEWIS FINANCIAL GROUP, L.C.
Statement of Income
June 30, 2014

Revenue		
Securities commissions	$	394,702
Insurance commissions		14,276
Total Revenue		408,978
Expenses		
Compensation and related costs		94,254
Clearing costs		8,034
Communications		15,580
Donations		89,120
Insurance		2,034
Occupancy		23,045
Promotion		8,057
Professional fees		6,300
Regulatory fees		2,840
Travel and entertainment		14,209
Other expenses		10,194
Total Expenses		273,667
NET INCOME	$	135,311

See notes to financial statements

LEWIS FINANCIAL GROUP, L.C.
Statement of Changes in Members' Equity
June 30, 2014

Members' equity, June 30, 2013	$	164,756
Net income		135,311
Managing member distributions		(230,000)
Members' equity, June 30, 2014	$	70,067

See notes to financial statements

LEWIS FINANCIAL GROUP, L.C.
Statement of Cash Flows
June 30, 2014

Cash Flows From Operating Activities	
Net income	$ 135,311
Adjustments to reconcile net income to net cash provided by operating activities:	
Change in assets and liabilities	
Increase in commissions receivable	(2,093)
Increase in commissions payable	908
Increase in accrued expenses	1,686
Net cash provided by operating activities	135,812
Cash Flows From Financing Activities	
Distributions to managing member	(230,000)
Net cash used in financing activities	(230,000)
Net decrease in cash	(94,188)
Cash at beginning of year	114,387
CASH AT END OF YEAR	$ 20,199

Supplemental Disclosures of Cash Flow Information:

There was no cash paid during the year for interest or income taxes.

See notes to financial statements

LEWIS FINANCIAL GROUP, L.C.
Notes to Financial Statements
June 30, 2014

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Lewis Financial Group, L.C. (Company) was formed in May 1994 as a limited liability company pursuant to the Louisiana Limited Liability Company Law. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC). The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company is located in Shreveport, Louisiana.

The Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker-dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

The Company's operations consist primarily in securities and insurance sales. The majority of the Company's customers are individuals located in northwest Louisiana.

Significant Accounting Policies:

Use of Estimates

The accompanying financial statements have been prepared in conformity with U.S. generally accepted accounting principles, which require management to make certain stimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Substantially all of the Company's financial asset and liability amounts reported in the statement of financial condition are short term in nature and approximate fair value.

Note 1 - Nature of Business and Summary of Significant Accounting Policies, continued

Securities Transactions

Security transactions and the related commission revenues and expenses are recorded on the trade date basis as securities transactions occur. Securities commissions include commissions, mutual fund distribution fees, and trail fees accrued on variable insurance contracts that remain in force.

Insurance Commissions

Insurance commissions are recorded when the insurance contracts are funded by the customer and accepted by the insurance company.

Income Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with their ownership interest in the Company.

As of June 30, 2014, open Federal tax years include the tax years June 30, 2011 through June 30, 2013.

Note 2 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2014, the Company had net capital of $24,686, which was $19,686, in excess of its required net capital of $5,000. The Company's net capital ratio was 0.35 to 1.

Note 3 - Transactions with Clearing Broker-Dealer

The agreement with the clearing broker-dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $10,000 as a deposit in account with the clearing broker-dealer.

Note 4 - Related Party Transactions/Concentration of Revenue/Economic Dependency

The managing member, a registered securities representative of the Company, generated approximately 92% of the Company's revenue. In lieu of compensation, the managing member received capital distributions of $230,000 during the year. The Company is economically dependent on the managing member.

The Company made donations to a related party charitable trust totaling $87,740 during the year.

Note 5 - Off-Balance Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

The Company has commissions receivable of $32,001 due from one national insurance company, which represents approximately 66% of commissions receivable and 41% of total assets.

Note 6 - Office Lease

The Company currently leases office space for $1,100 per month on a month-to-month basis. Rent expense totaled $13,200 for the year ended June 30, 2014.

Note 7 - Subsequent Events

Distributions of $15,000 and $10,000 were made to the managing member during July 2014 and August 2014, respectfully.

Management has evaluated the Company's events and transactions that occurred subsequent to June 30, 2014, through August 25, 2014, the date which the financial statements were available to be issued.

Schedule I

LEWIS FINANCIAL GROUP, L.C.
Supplemental Information Pursuant to Rule 17a-5
June 30, 2014

Net Capital Computation

Total members' equity qualified for net capital	$	70,067
Deductions and/or charges		
Non-allowable assets:		
Commissions receivable		45,381
Total deductions and/or charges		45,381
Net Capital	$	24,686
Aggregate indebtedness		
Commissions payable	$	4,452
Accrued expenses		4,256
Total aggregate indebtedness	$	8,708
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	19,686
Ratio of aggregate indebtedness to net capital		0.35 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of June 30, 2014 as filed by Lewis Financial Group, L.C. on Form X-17A-5. Accordingly, no reconciliation is necessary.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

See accompanying independent auditor's report.

LEWIS FINANCIAL GROUP, L.C.
Supplementary Information Pursuant to Rule 17a-5
June 30, 2014

Statement Regarding the Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation for Determination of the Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Statement Regarding SIPC Supplemental Report

The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

See accompanying independent auditor's report.

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Lewis Financial Group, L.C.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Lewis Financial Group, L.C. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Lewis Financial Group, L.C. claimed an exemption from 17 C.F.R. §240.15c3-3(2)(ii) (the "exemption provisions") and (2) Lewis Financial Group, L.C. stated that Lewis Financial Group, L.C. met the identified exemption provisions throughout the most recent fiscal year without exception. Lewis Financial Group, L.C.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Lewis Financial Group, L.C.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brad A. Kinder, CPA
BRAD A. KINDER, CPA

Flower Mound, Texas
August 25, 2014

L·F·G
LEWIS FINANCIAL GROUP, L.C.
Member FINRA/SIPC

EXEMPTION REPORT

Lewis Financial Group, L.C.'s Assertions

We confirm, to the best of our knowledge and belief, that;

1. Lewis Financial Group, L.C. claimed an exemption from SEC Rule 15c3-3 under the provisions in paragraph of (k)(2)(ii) throughout the fiscal year July 1, 2013 to June 30, 2014.

2. Lewis Financial Group, L.C. met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(ii) throughout the fiscal year July 1, 2013 to June 30, 2014 without exception.

8658 Business Park Dr., Suite 200 • Shreveport, Louisiana 71105-5660 • (318) 797-0447 • Fax (318) 797-0847